2018 Proxy Memo General Mills Request: Disclose Pesticide Use Metrics

General Mills Shareholder Resolution:

Disclose Pesticide Use Metrics

Resolved: Shareholders request that the Board disclose at regular intervals, at reasonable expense and omitting proprietary or privileged information, available quantitative metrics on pesticide use in the Company’s supply chain and related impacts on pollinators, to allow investors to assess trends over time.

Executive Summary

General Mills and its subsidiary brands are well-recognized by consumers and increasingly associated with environmental sustainability. General Mills claims that it is measuring environmental impacts on crops in its supply chain and documenting continuous improvement. In addition, landmark brand Cheerios’ marketing is focused on saving pollinator populations that are being harmed by pesticide use. However, General Mills is not disclosing sufficient data to support its pesticide-related claims.

This proposal will serve the long-term interests of the Company and reduce business risks associated with potential disruption of supply chains due to loss of pollinators as well as mitigate potential reputational, competitive, and regulatory risks. Shareholders must be assured that the company is meeting its public commitments by tracking and reducing harmful pesticide use.

Breakdown of General Mills’ Sustainability Policies

•	General Mills has committed to sustainably source 100% of its key 10 raw materials/crops by 2020.[1]
•	General Mills reports that, for 60-80% of its wheat, corn, soy, and oats, it is currently documenting continuous improvement on environmental metrics. General Mills does not disclose any of this environmental data to support the claim that continuous improvement is happening.

1 https://globalresponsibility.generalmills.com/HTML1/general_mills-global_responsibility_2018_0032.htm?_ga=2.169371297.160320959.1530038777-1792523365.1530038777

2018 Proxy Memo General Mills Request: Disclose Pesticide Use Metrics

•	Field to Market’s Fieldprint is the tool that General Mills is using to measure environmental metrics for the aforementioned crops. Fieldprint collects some data on pesticide use.[2]

•	General Mills recently commissioned a study of Integrated Pest Management[3] in its supply chain. Few findings were disclosed; General Mills did report that adoption of Integrated Pest Management (a term for strategies to reduce pesticide use in favor of alternative practices) is low for corn and soy crops in its supply chain, which are two of the ingredients that the company has committed to sustainably source.[4]

2 Field to Market does not publicly disclose what data is used to create its Fieldprint outputs (scores). General Mills does not provide this detail on its website either. In conversation with As You Sow, Field to Market claimed that some data on pesticide applications is collected and factored into the Energy Use and GHG outputs. The Fieldprint calculator collects data on whether the farmer uses an Integrated Pesticide Management (IPM) Plan, which is factored into the Biodiversity and Water Quality outputs.

3 IPM refers to a protocol to control pests through non-chemical strategies wherever possible, and use the least toxic effective method. See: https://ipminstitute.org/what-is-integrated-pest-management/

4 https://globalresponsibility.generalmills.com/2017/PDF/general_mills-global_responsibility_2017_0058.pdf

2018 Proxy Memo General Mills Request: Disclose Pesticide Use Metrics

Controversy About Cheerios’ Pollinator-Based Marketing

•     General Mill’s brand Cheerios is the nation’s most popular cereal with annual revenue around $1 billion. Cheerios marketing has been focused for 3 years on a campaign to help “bring back the bees.” Bees, like other insects that pollinate crops and wild plants, are disappearing in alarming numbers.

•     However, General Mills has no supplier policies to reduce the use of neonicintoid insecticides or glyphosate-based herbicides on ingredients grown for Cheerios or for any other General Mills product.

o         There is a growing scientific consensus that neonicotinoids (neonics)[5] as well as widespread use of glyphosate[6] are contributing to the massive die-off in pollinator species. The European Union recently announced a plan to ban all neonics[7] and Germany has announced plans to massively limit use of glyphosate.[8]

•     Corn and oats are the two primary ingredients in Cheerios. As mentioned in the previous section, General Mills admits that pesticide use in high on the corn crops it buys, but does not explain how this pesticide use on Cheerios ingredients impacts Cheerios’ bee-friendly marketing.

•     General Mills has been accused of “greenwashing” by media and NGOs because the focus of General Mills’ campaign is not on its suppliers’ pesticide use (one of the major contributors to pollinator decline) but instead on distributing wildflower seeds and encouraging research.[9]

General Mills Lags Behind Peers on Pesticide Avoidance

Peers’ programs to track pesticide use:

-	Sysco’s IPM Program reports on the quantity of pesticides avoided, including the amount of pesticides that affect beneficial organisms such as pollinators.[10]
-	Unilever discloses amounts of pesticides avoided by farmers using Integrated Pest Management (IPM) practices
o	“Our findings to date are positive. For farmers who have been part of our programme over 2012-2015, performance against most of our sustainability measures has improved. Farms that implemented an IPM plan, for example, report that they are using around 1kg less pesticide per tonne of crop than farms not following an IPM Plan, with no loss of crop yield.”[11]

5 https://www.theguardian.com/environment/2017/jun/29/pesticides-damage-survival-of-bee-colonies-landmark-study-shows

6 http://oberhauserlab.cfans.umn.edu/sites/g/files/pua2976/f/media/pleasants-and-oberhauser-2012-milkweed-loss-in-ag-fields.pdf

7 https://www.npr.org/sections/thetwo-way/2018/04/27/606355288/eu-to-completely-ban-outdoor-use-of-pesticides-blamed-for-devastating-bees

8 https://www.reuters.com/article/us-germany-politics-glyphosate/germany-moving-ahead-with-plans-to-restrict-weed-killer-glyphosate-idUSKBN1HO2IM

9 For example:

•	https://modernfarmer.com/2017/03/whats-the-deal-with-honey-nut-cheerios-giving-out-wildflower-seeds/
•	https://mashable.com/2017/03/19/cheerios-bee-campaign-controversy/#UiwvqMAsiPqS
•	https://www.huffingtonpost.ca/lisa-borden/honey-nut-cheerios-campaign_b_9478582.html

10 http://sustainability.sysco.com/supplying-food-responsibly/sourcing-food-responsibly/sustainable-agriculture.php

11 https://www.unilever.com/sustainable-living/the-sustainable-living-plan/reducing-environmental-impact/sustainable-sourcing/our-approach-to-sustainable-sourcing/our-sustainable-agriculture-programme.html

2018 Proxy Memo General Mills Request: Disclose Pesticide Use Metrics

o	Unilever has also phased out World Health Organization Class 1 pesticides for tea production and intends to phase out Class 2 pesticides by 2020, while also requiring growers and suppliers to have a plan in place for reducing or eliminating where possible the use of WHO Class III pesticides. [12]
-	Kellogg has developed a Grower Survey to measure pesticide use and other environmental metrics when industry tools don’t satisfy Kellogg’s requirements. The Grower Survey is posted online.[13]

Grocer policies to reduce the use of neonic insecticides in food products:

-	Whole Foods Market’s “Responsibly Grown” rating system assesses growing practices for produce the company sells; four of the most common neonicotinoids currently allowed in the U.S. are prohibited for growers to reach the Responsibly Grown “best” level.[14]
-	Costco Wholesale encourage its suppliers of fruits, vegetables, and garden plants to phase out the use of chlorpyrifos and neonicotinoids. Costco’s pollinator policy encourages suppliers to limit use of non-essential chemicals, utilize eco-friendly methods of pest and disease control and incorporate Integrated Pest Management strategies and other solutions for the use of least toxic alternatives.[15]

Other companies’ policies to eliminate use of neonics:

-	Pop Weaver[16], Pop Secret[17] and Preferred Popcorn[18] announced phase-outs of neonicotinoids on corn seed.
-	Ortho (part of the Miracle–Gro family) said it would discontinue use of neonics from all its products by 2021.[19]

Peers’ policies to reduce unnecessary use of glyphosate:

-	Unilever brand Ben and Jerry’s has banned the pre-harvest use of glyphosate in its supply chain by 2020.[20]

12 https://www.unilever.com/Images/unilever_guidelines_on_use_of_pesticides_in_sustainable_tea_sourcing_2014_tcm244-424148_en.pdf

13 http://crreport.kelloggcompany.com/ppm2#nurturing

14 https://media.wholefoodsmarket.com/news/responsibly-grown

15 https://www.costco.com/sustainability-animal-welfare.html

16 http://www.popweaver.com/news/2015-10-21Neonics%20Statement.pdf#zoom=66.7

17 http://www.centerforfoodsafety.org/files/diamondstatement_popsecretemail_65258.pdf

18 http://www.centerforfoodsafety.org/files/preferred-commitment-on-seeds1_87415.pdf

19 http://www.npr.org/sections/thesalt/2016/04/12/473953151/home-and-garden-giant-ditches-class-of-pesticides-that-may-harm-bees

20 http://www.benjerry.com/about-us/media-center/sustainable-agriculture-vision

2018 Proxy Memo General Mills Request: Disclose Pesticide Use Metrics

By Claiming “Sustainably Sourced” and “Bee-Friendly” Without Disclosing How Pesticide Use is Measured, General Mills Faces Unnecessary Reputational Risk

Pesticide management is a crucial element of sustainable agriculture, but General Mills does not disclose any information that would allow investors or other stakeholders to understand the degree to which the problematic pesticides are actually being reduced on its supply chain crops. The public is likely to characterize the lack of pesticide data as hypocrisy, especially as some of General Mills’ peers (and many retailers) have established stronger policies to reduce pesticide use and impacts. General Mills is a reputation-dependent company with many market-leading brands, and the lack of disclosure on this subject is an unnecessary risk for the company’s long-term performance.

There is growing consumer awareness of pesticides’ environmental and human health impacts.

-	89% of Americans think it is critical to protect the environment from chemicals such as pesticides, and 85% are concerned about pesticide exposure in food (Consumer Reports 2015).[21]
-	83% of shoppers consider sustainability when making food purchasing decisions (Cone Communications 2014).[22]
-	Organic food (which bans synthetic pesticides) now accounts for more than 5% of total food sales in the U.S. Organic food sales increased by 6.4 percent from last year, blowing past the 1.1 percent growth rate in the overall food market.[23]

The world’s leading scientists are alarmed that pesticide overuse is destroying global ecosystems and threatening food security.

-	In a report to the United Nations Human Rights Council in 2017, UN food and pollution experts concluded that “excessive use of pesticides are very dangerous to human health, to the environment and it is misleading to claim they are vital to ensuring food security.” [24] The report was severely critical of the global corporations that manufacture pesticides, accusing them of the “systematic denial of harms”, “aggressive, unethical marketing tactics” and heavy lobbying of governments which has “obstructed reforms and paralysed global pesticide restrictions”.

-	In July 2016, prominent health providers and scientists released a Consensus Statement as a national call to action to significantly reduce exposures to harmful chemicals. The group cited linkages between neurodevelopmental disorders in children and exposures to organophosphate pesticides used widely in fruit and vegetable production. Many of General Mill’s products are marketed to children.[25]

Conclusion

Widespread public and scientific concern about the environmental and public health impacts of pesticides pose risks to General Mills valuable reputation. Peer companies such as Sysco, Kellogg, and Unilever disclose data and information about their proactive efforts to address these risks. General Mills recognizes the importance of the issue, but fails to provide enough information for investors to adequately assess whether the company is effectively managing these risks.

21 http://www.consumerreports.org/media-room/press-releases/2015/03/my-entry/

22 http://www.conecomm.com/research-blog/2014-cone-communications-food-issuesstudy

23 https://www.ota.com/resources/market-analysis

24 http://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21306&LangID=E

25 http://projecttendr.com/consensus-statement/